                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 5)

                    Under the Securities Exchange Act of 1934



                             United Auto Group, Inc.
                             -----------------------
                                (Name of Issuer)


                Voting Common Stock, par value $0.0001 per share
                ------------------------------------------------
                         (Title of Class of Securities)

                                    909440109
                                    ---------
                      (CUSIP Number of Class of Securities)


                              Philip N. Smith, Jr.
                       Trace International Holdings, Inc.
                           375 Park Avenue, 11th Floor
                            New York, New York 10152
                                 (212) 230-0400
                     --------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)




                                   May 3, 1999
                                   -----------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]




                                Page 1 of 6 Pages

--------------------                                           -----------------
CUSIP No.  909440109                SCHEDULE 13D               Page 2 of 6 Pages
--------------------                                           -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Marshall S. Cogan                            I.D. #
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            PF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            USA
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                105,000 shares
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              1,000 shares
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                105,000 shares
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,000 shares
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            106,000 shares
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [X]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------                                           -----------------
CUSIP No.  909440109                SCHEDULE 13D               Page 3 of 6 Pages
--------------------                                           -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Trace International Holdings, Inc.                 I.D. #58-1080969
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC, BK
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                4,016,110 shares
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              0 shares
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                4,016,110 shares
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0 shares
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,016,110 shares
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [X]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            18.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            HC, CO
----------- --------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 5 to Schedule 13D (this "Amendment No. 5") is being filed pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on behalf of Trace International Holdings, Inc. ("Trace International") and Marshall S. Cogan ("Mr. Cogan" and, together with Trace International, the "Filing Persons") and relates to the voting common stock, par value $0.0001 per share (the "Common Stock"), of United Auto Group, Inc., a Delaware corporation (the "Company" or "UAG"). This Amendment No. 5 amends the Schedule 13D filed by Trace International and Mr. Cogan on April 2, 1997, as amended on August 27, 1997, January 23, 1998, September 4, 1998 and April 21, 1999.

Item 4.  Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

     On April 12, 1999, the Company entered into a Securities Purchase Agreement (the "Agreement") with International Motor Cars Group I, L.L.C. and International Motor Cars Group II, L.L.C. (together, the "Purchaser"), two entities formed by Penske Capital Partners, L.L.C. On May 3, 1999, the Purchaser and the Company consummated the first step (the "Initial Closing") of the transactions contemplated by the Agreement. In connection with the Initial Closing, the Company, the Purchaser, Trace International, AIF II, L.P. and Aeneas Venture Corporation entered into a Stockholders Agreement, which is set forth as Exhibit 10.12 hereto and is incorporated by reference herein.

     Except with respect to the transactions contemplated by the Agreement as set forth herein, the Filing Persons do not have any plans or proposals which relate to or would result in any of the matters set forth in (a) through (j) of
Item 4 to Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     Item 5(a) is hereby amended and supplemented by adding the following:

     As a result of the Stockholders Agreement described in Item 4 above, the Filing Persons may be deemed to have formed a "group" within the meaning of
Section 13(d) of the Exchange Act with the Purchaser, Aeneas Venture Corporation and/or AIF II, L.P. The filing of this Amendment No. 5 to the Schedule 13D shall not be construed as an admission that either Filing Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Amendment No. 5 to the Schedule 13D other than the securities stated herein to be beneficially owned by such Filing Person. The Filing Persons expressly disclaim beneficial ownership of any shares of Common Stock beneficially owned by the Purchaser, Aeneas Venture Corporation or AIF II, L.P.


                                Page 4 of 6 Pages

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer.

     Item 6 is hereby amended and supplemented by adding the following:

     The information set forth in Item 4 above is hereby incorporated by reference.

Item 7.  Material to be Filed as Exhibits.

         Item 7 is hereby amended and supplemented by adding the following:

EXHIBIT 10.12 Stockholders Agreement, dated as of May 3, 1999, by and among Trace International Holdings, Inc., AIF II, L.P., Aeneas Venture Corporation, International Motor Cars Group I, L.L.C., International Motor Cars Group II, L.L.C. and United Auto Group, Inc.







                                Page 5 of 6 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 4, 1999

                                            TRACE INTERNATIONAL HOLDINGS, INC.

                                            By: /s/ Philip N. Smith, Jr.
                                                ----------------------------
                                                Name:  Philip N. Smith, Jr.
                                                Title: Senior Vice President
                                                       and General Counsel



                                                /s/ Marshall S. Cogan
                                                ----------------------------
                                                Name:  Marshall S. Cogan




                                Page 6 of 6 Pages

                                  EXHIBIT INDEX

Exhibit             No. Title
-------             ---------

10.12 Stockholders Agreement, dated as of May 3, 1999, by and among Trace International Holdings, Inc., AIF II, L.P., Aeneas Venture Corporation, International Motor Cars Group I, L.L.C., International Motor Cars Group II, L.L.C. and United Auto Group, Inc.